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                                                              EXHIBIT 4.(a)(xvi)

September 7, 2001


Madge Networks NV
Transpolis Schiphol Airport
Polaris Avenue 23
2132 JH Hoofddorp
The Netherlands



Dear Sirs

TeleCity UK Limited ("TELECITY") agrees to release Madge Networks NV ("MADGE") from its obligations and liabilities under the three guarantees (the "GUARANTEES") given by Madge to TeleCity (all dated 22 March 2000, and copies of which are attached as schedule 1 to this agreement).

In consideration for this release, Madge will make payments to TeleCity totalling (pound) 170,000 (plus applicable VAT, and upon separate invoicing in the month of payment) in accordance with the following dates:

On or before 15 September 2001        (pound) 20,000 + VAT
On or before 29 October 2001          (pound) 90,000 + VAT
On or before 7 January 2002           (pound) 30,000 + VAT
On or before 29 March 2002            (pound) 30,000 + VAT

In addition and in consideration of the payments mentioned above, TeleCity and Madge agree to the mutual release each party from all obligations and liabilities under the Facility Management Agreements and all subsequent amendments and appendices thereto referred to by the Guarantees.

TeleCity also acknowledges that they have settled, directly with the Administrators of Madge.web Limited, all claims by TeleCity that arise out of the Facility Management Agreements and all subsequent amendments and appendices thereto, that were entered into by Madge.web Limited.

This agreement shall be construed according to the laws of England.


SIGNED IN ACCEPTANCE                            SIGNED IN ACCEPTANCE
BY THE AUTHORISED REPRESENTATIVE                BY THE AUTHORISED REPRESENTATIVE
OF TELECITY                                     OF MADGE


/S/ TIM PURNELL                                 /S/ CHRIS BRADLEY